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                               Celanese AG         Corporate Center
                               Media Relations     Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Germany
Press Information
                                                   Europe:
                                                   -------
                                                   Michael Kraft
                                                   Phone: +49 (0)69/305 14072
                                                   Telefax: +49 (0)69/305 36787
                                                   Email: M.Kraft@celanese.com

                                                   Phillip Elliott
                                                   Phone: +49 (0)69/305 33480
                                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com

                                                   USA:
                                                   ----
European Commission decision regarding Hoechst     Vance Meyer
fine relating to Celanese sorbates                 Phone: +01 (972) 443 4847
                                                   Telefax: +01 (972) 443 8519
                                                   Email: VNMeyer@celanese.com

                                                   Date: October 6, 2003



Kronberg, Germany - (CZZ: FSE; CZ: NYSE): The European Commission announced a decision on October 1, 2003 regarding anti-trust matters in the sorbates industry. The commission concluded that Hoechst AG and other producers operated a cartel between 1979 and 1996. Hoechst AG was fined (euro)99 million related to this matter.

In accordance with the demerger agreement between Hoechst AG and Celanese AG, which became effective October 1999, Celanese AG , then successor to Hoechst's sorbates business, was assigned the obligation related to this matter. However, Hoechst AG agreed to indemnify Celanese for 80 percent of payments for such obligations.

Celanese AG and Hoechst AG are currently examining this decision. It is possible that the ruling will be appealed.

As described in the 2002 Celanese Annual Report filed on Form 20-F, under U.S. GAAP, losses related to the matter are recorded gross of any such recoveries from Hoechst and the recoveries are recorded directly to shareholders' equity as a contribution of capital. Considering this accounting
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treatment and a previously recorded reserve of (euro)25 million, Celanese expects to record in the third quarter of 2003 an expense of (euro)74 million and a corresponding contribution of capital of 80 percent of such expense. As a result Celanese will likely report a net loss for the third quarter. The payment of this fine, which will be made in a future period, will result in a cash outflow of approximately (euro)20 million for Celanese. The amount of the payment will depend on whether there is a successful appeal. The U.S. GAAP accounting treatment of this matter will not affect the ability of Celanese to pay a dividend.

Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. In 2002, Celanese generated sales of around (euro) 4.3 billion and had 10,700 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol
CZ). For further information please visit our website www.celanese.com

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company.